

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

Via E-Mail
Mr. Richard Shields
Chief Financial Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re: Quiksilver, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2013**
> **Filed December 23, 2013**
> **File No. 001-14229**

Dear Mr. Shields:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2013

Financial Statements, page 47

Note 13 — Income Taxes, page 68

1.   We note that you evaluated the recoverability of your deferred tax assets at the end of fiscal 2013 and based on this evaluation, a valuation allowance of $157 million was recorded as of October 31, 2013 primarily in the EMEA segment. Please explain to us in more details the facts and circumstances that led you to increase the valuation allowance for the year ended October 31, 2013 and why you believe that it is more likely than not that these deferred tax assets will not be realized. Refer to the guidance in 740-10-30-5 and 740-10-30-17 through 25 of the FASB Accounting Standards Codification.

<u>Note 20 — Condensed Consolidating Financial Information, page 75</u>

2.   If you continue to have multiple subsidiary guarantors, confirm and revise in future filings to disclose that the remaining subsidiary guarantors have jointly and severally guaranteed the Senior 2020 Notes co-issued by Quiksilver, Inc. and QS Wholesale, Inc. See Rule 3-10(i)(8)(iii) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining